June 14, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On June 6, 2012, Northern Lights Trust (the "Registrant"), on behalf of the EAS Global Cycle Fund (the "Fund"), a series of the Registrant, filed a preliminary proxy statement.  On June 13, 2012, you provided oral comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

1. Comment.  In the third paragraph of the letter to shareholders, please revise the paragraph to more closely conform to the description in the Proxy Statement.  For example, it is the first proposal, not the second proposal, that involves an increase in the advisory fee.  In addition, please clarify that the proposals involve an increase in the advisory fee.

Response.  The letter to shareholders has been revised to more closely conform to the description in the Proxy Statement including proposal numbering and to clarify that proposal number one involves an increase in the advisory fee.

2. Comment.  On page 1 of the Proxy Statement, in the paragraph that references the annual report and semi-annual report, please consider adding a reference to the Fund's website, if applicable.

Response.  Because the Fund does not provide annual or semi-annual reports via website, no reference to a website was provided.

3. Comment.  In the section titled "The Current Advisory Agreement," disclose whether the Current Advisory Agreement allows the Adviser to hire a sub-adviser.  In addition, clarify the role of the Adviser and Sub-Adviser and the duties of each under the new arrangement.

Response.  The disclosure in the section titled "The Current Advisory Agreement," has been revised to disclose that the Current Advisory Agreement allows the Adviser to hire a sub-adviser.  In addition, clarifying disclosure has been added to specify in more detail the role of the Adviser and Sub-Adviser and the duties of each under the new arrangement.

4. Comment.  Under the heading "Information Concerning Emerald," please disclose whether the expense limitation agreement permits recapture or recoupment by the Adviser.  Consider adding disclosure that the expense limitation under the new agreement will be identical to the previous expense cap agreement.  In the last paragraph of the above-reference section, the dollar amount paid to Emerald by the Genesis Fund for the year ended April 30, 2012 appears to be incorrect.  Finally, in the last sentence of the last paragraph, clarify that the described expense limitation agreement relates to the Genesis Fund.

Response.  The disclosure under the heading "Information Concerning Emerald," has been revised to indicate that the expense limitation agreement permits recapture or recoupment by the Adviser.  Upon consideration of adding disclosure that the expense limitation under the new agreement will be identical to the previous expense cap agreement, the Registrant believes this might tend to bring undue attention to the expense limitation agreement.  Upon review of the amounts earned by the Adviser, the Registrant believes they are correct.  The Registrant notes that the current Genesis Fund-related expense limitation agreement is described as relating to the Genesis Fund.

5. Comment.  In the section titled "Evaluation by the Board of Trustees," please consider amending the disclosure to clarify that the Adviser will be earning less, after paying the sub-adviser, despite the increase in advisory fee.  Similarly, in the sub-section titled "Fees and Expenses," please consider revising the penultimate sentence to clarify that the fee increase (of 0.25%) is less than what Emerald will pay the sub-adviser.  In addition, if the Board considered the expense limitation agreement in their deliberations, please disclose this in the Proxy Statement.  In addition, in the sub-section titled "Economies of Scale," revise the last sentence to clarify that the Adviser will consider breakpoints "in the future."

Response.  Upon review, the Registrant notes that while amending the disclosure to clarify that the Adviser will be earning less, after paying the sub-adviser, despite the increase in advisory fee, might be clarifying, it believes that shareholders will reach this conclusion on their own.  Additionally, the Registrant believes that shareholders will understand that the fee increase (of 0.25%) is less than what Emerald will pay the sub-adviser.  Board consideration of the expense limitation agreement has been added to the deliberations disclosed in the Proxy Statement.  The sub-section titled "Economies of Scale," has been revised to clarify that the Adviser will consider breakpoints "in the future."

6. Comment.  Under Proposal II, the section titled "The Sub-Advisory Agreement," please specify in the second paragraph that the calculation of the sub-advisory fee is after fee waivers by the Adviser.

Response.  Under Proposal II, the section titled "The Sub-Advisory Agreement," has been amended to specify that the calculation of the sub-advisory fee is after fee waivers by the Adviser.

7. Comment.  Under the Proposal II in the section titled "Evaluation by the Board of Trustees," clarify the disclosure to explain that the fee being paid to the Sub-Adviser is more than the proposed fee increase.

Response.  Upon review of the section titled "Evaluation by the Board of Trustees," the Registrant believes that such disclosure might tend to bring undue attention to the projected allocation of fees between the Adviser and Sub-Adviser, when the actual allocation will be difficult to estimate because the allocation is dependent on “net” fees received by the Adviser after fee waivers and reimbursements.

8. Comment.  Provide the pro forma fee information, including the example, required by Item 22a3(iv) of Schedule 14A.

Response.  The disclosures have been amended to include pro forma fee information, including the examples.

9. Comment.  In the section titled "Other Information, Operation of the Fund," please provide additional information regarding the Fund including the current size of the Fund, when the Fund commenced operations, and consider adding information regarding performance of the Fund since inception.

Response.  The section titled "Other Information, Operation of the Fund," has been revised to provide information regarding the Fund including the current size of the Fund, when the Fund commenced operations.  The Registrant believes adding information regarding performance of the Fund since inception might tend to distract shareholders from the issues in the proposals because the Fund's investment performance is expect to be influenced by the addition of the sub-adviser.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (614) 469-3265

Sincerely,

/s/ JoAnn Strasser

JoAnn Strasser